List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 December 2009

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Change of Registered Office
Please be advised that the Registered Office address of Diageo plc changed from 8 Henrietta Place, London, W1G 0NB to Lakeside Drive, Park Royal, London, NW10 7HQ, effective from 7 December 2009

Announcement Messrs Rose, Blazquez, Fennell and Wright inform the Company of their beneficial interests. (01 December 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 December 2009)
Announcement Mr Menezes informs the Company of his beneficial interests (02 December 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 December 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 December 2009)	Announcement Mr Grover informs the Company of his beneficial interests. (17 December 2009)
Announcement BlackRock, Inc notifies the Company of its interest. (04 December 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 December 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 December 2009)	Announcement Messrs Gosnell and Wright inform the Company of their beneficial interests. (18 December 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 December 2009)	Announcement Mr Walsh informs the Company of his beneficial interests. (23 December 2009)
Announcement Messrs Gosnell and Grover inform the Company of their beneficial interests. (08 December 2009)
Announcement
The Company announces lodgement of audited financial statements for Diageo Capital plc and Diageo Finance plc for the year ended 30 June 2009 with the UK Listing Authority.
(23 December 2009)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (09 December 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 December 2009)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibilities inform the Company of their interests therein.
Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(10 December 2009)
Announcement Mr Rose informs the Company of his beneficial interests. (30 December 2009)

Announcement Mr Walsh informs the Company of his beneficial interests. (11 December 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 December 2009)
Announcement Mr Williams informs the Company of his beneficial interests (14 December 2009

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)
Lakeside Drive, Park Royal, London, NW10 7HQ

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 .............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 15 February 2010	By: /s/J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:32 01-Dec-2009
Number	91528-EF0E

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 1 December 2009 that the following directors and Persons Discharging Managerial Responsibilities ("PDMR") had today received Ordinary Shares of 28 101/108 pence in the Company ("Ordinary Shares") upon the exercise of options under the Diageo UK Sharesave Scheme 2000, as follows:

Name of Director	Grant Date	Option Price	No. of Ordinary Shares

NC Rose	1 December 2004	£5.67	2,914

Name of PDMR	Grant date	Option Price	No. of Ordinary Shares

N Blazquez	1 December 2004	£5.67	582

A Fennell	1 December 2004	£5.67	1,165

I Wright	1 December 2004	£5.67	1,165

As a result of these transactions, the interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased as follows:

Name of Director	No. of Ordinary Shares

NC Rose	470,308

Name of PDMR	No. of Ordinary Shares

N Blazquez	44,738

A Fennell	24,355

I Wright	24,189

P D Tunnacliffe

Company Secretary

1 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:32 02-Dec-2009
Number	91327-E492

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 1 December 2009 that Mr Ivan Menezes, a Persons Discharging Managerial Responsibilities ("PDMR"), had on 10 June 2009 transferred 29,685 American Depositary Shares in the Company ("ADSs") from a grantor retained annuity trust ("GRAT") to his own name. On 30 November 2009, he transferred 28,685 ADSs held in his own name, to a new GRAT. Mr Menezes is the grantor and sole trustee of the GRAT, and his two dependent children are the beneficiaries

As a result of this transaction, Mr Menezes' interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remains at 323,904 Ordinary Shares (of which 230,906 are held in the form of ADS*).

*1 ADS is the equivalent of 4 Ordinary Shares.

P D Tunnacliffe

Company Secretary

2 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:32 02-Dec-2009
Number	91328-F752

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 588,102 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,706,582 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,212,527.

2 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	09:12 04-Dec-2009
Number	90908-2597

For filings with the FSA include the annex

For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Diageo plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	☒

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):iv

5. Date of the transaction and date on which the threshold is crossed or reached: v	1 December 2009

6. Date on which issuer notified:	3 December 2009

7. Threshold(s) that is/are crossed or reached: vi, vii	Holdings have gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix

Class/type of	Situation previous	Resulting situation after
shares	to the triggering	the triggering
	transaction	transaction

if possible	Number	Number	Number	Number of	% of voting
using	of	of	of	voting	rights x
the ISIN CODE	Shares	Voting	shares	rights	Rights

                                   Direct  Direct   Indirect    Direct   Indirect
                                             xi        xii

GB0002374006	N/A	N/A	N/A	N/A	144,279,594	N/A	5.77%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial	Expiration	Exercise/	Number of voting	% of voting
instrument	date xiii	Conversion Period	rights that may be	rights
		xiv	acquired if the
instrument is
exercised/
converted.

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of	Exercise	Expiration	Exercise/	Number of voting	% of voting
financial	price	date xvii	Conversion	rights instrument	rights xix, xx
instrument		period	refers to xviii

                                                                Nominal   Delta

CFD	N/A	N/A	N/A	3,017,334	0.12%

Total (A+B+C)

Number of voting rights	Percentage of voting rights

147,296,928	5.89%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

On 1 December 2009, the Barclays Global Investors (BGI) business was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc. following this acquisition triggered this disclosure requirement.BlackRock Investment Management (UK) Limited - 147,296,928 (5.89%)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Compliance Disclosures Team

14. Contact name:	Stuart Watchorn

15. Contact telephone number:	020 7743 5741;
stuart.watchorn@blackrock.com

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation

Full name	BlackRock, Inc
(including legal form of legal
entities)

Contact address	33 King William Street, London, EC4R
(registered office for legal entities)	9AS

Phone number & email	020 7743 5741

Other useful information	Stuart Watchorn;
(at least legal representative for	stuart.watchorn@blackrock.com
legal persons)

B: Identity of the notifier, if applicable

Full name

Contact address

Phone number & email

Other useful information(e.g.
functional relationship with the person
or legal entity subject to the
notification obligation)

C: Additional information

For notes on how to complete form TR-1 please see the FSA website.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:22 04-Dec-2009
Number	91520-4481

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 11,380 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,695,202 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,223,907.

4 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:01 07-Dec-2009
Number	91559-9966

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 6,819 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,688,383 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,230,726.

7 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:57 08-Dec-2009
Number	91456-02A3

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 7 December 2009 that:

1) David Gosnell, a Person Discharging Managerial Responsibilities ("PDMR"), exercised an option on 4 December 2009 over 68,125 Ordinary Shares of 28 101/ 108 pence in the Company ("Ordinary Shares") granted on 20 September 2005 at a price per share of £8.15 under the Company's Senior Executive Share Option Plan.

Mr Gosnell subsequently sold 66,000 Ordinary Shares on 4 December 2009, at a price per share of £10.40. Mr Gosnell retains the balance of 2,000 Ordinary Shares.

2) Jim Grover, a PDMR had received 2,914 Ordinary Shares on 7 December 2009 on the exercise of options under the Diageo UK Sharesave Scheme 2000, granted on 1 December 2004, at an options price per share of £5.67.

As a result of the above transactions the interests of PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiaries of the Company's Employee Benefit Trusts) have increased as follows:

Name of PDMR	Number of Ordinary Shares

D Gosnell	64,242

J Grover	152,965

P D Tunnacliffe
Company Secretary
8 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:47 09-Dec-2009
Number	91446-1670

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 78,410 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,609,973 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,309,136.

9 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:05 10-Dec-2009
Number	91504-B82F

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.
it received notification on 10 December 2009 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 December 2009 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 December 2009 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	19

S Fletcher	18

D Gosnell	18

J Grover	18

A Morgan	18

G Williams	18

I Wright	18

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.29.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 December 2009 from Dr F B Humer, a director of the Company, that he had purchased 773 Ordinary Shares on 10 December 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £10.29.

3. it received notification on 10 December 2009 from Mr H T Stitzer, a director of the Company, that he had purchased 96 Ordinary Shares on 10 December 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £10.29.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	18,731

N C Rose	470,326

H T Stitzer	7,321

P S Walsh	723,308

Name of PDMR	Number of Ordinary Shares

N Blazquez	44,757

S Fletcher	167,554

D Gosnell	64,260

J Grover	152,983

A Morgan	179,848

G Williams	215,447 (of which 6,088 are held as ADS*)

I Wright	24,207

P D Tunnacliffe

Company Secretary

10 December 2009

*1 American Depositary Share ("ADS") is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:14 11-Dec-2009
Number	91304-C428

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Paul Walsh, a director, exercised an option on 11 December 2009 over 100,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 11 October 2004 at a price per share of £7.07 under the Company's Senior Executive Share Option Plan.

Mr Walsh subsequently sold 99,000 Ordinary Shares on 11 December, at a price per share of £10.60. Mr Walsh retains the balance of 1,000 Ordinary Shares.

As a result of the above transaction the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 724,308.

P D Tunnacliffe

Company Secretary

11 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:15 14-Dec-2009
Number	91414-13D5

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Gareth Williams, a Person Discharging Managerial Responsibilities, exercised an option on 11 December 2009 over 105,214 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 20 September 2005 at a price per share of £8.15 under the Company's Senior Executive Share Option Plan.

Mr Williams subsequently sold 104,000 Ordinary Shares on 11 December 2009, at a price per share of £10.55. Mr Williams retains the balance of 1,214 Ordinary Shares.

As a result of the above transaction, the interests of Mr Williams in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 216,661 (of which 6,088 are held in the form of American Depositary Shares ("ADS"*).

P D Tunnacliffe

Company Secretary

14 December 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:32 14-Dec-2009
Number	91432-B813

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 29,920 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,580,053 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,366,752.

14 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:12 16-Dec-2009
Number	91511-6F60

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 18,360 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,561,693 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,385,112.

16 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:44 17-Dec-2009
Number	91540-FCE4

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that James Grover, a Person Discharging Managerial Responsibilities, exercised an option on 16 December 2009 over 96,625 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 20 September 2005 at a price per share of £8.15 under the Company's Senior Executive Share Option Plan.

Mr Grover subsequently sold 95,648 Ordinary Shares on 16 December 2009, at a price per share of £ 10.51. Mr Grover retains the balance of 977 Ordinary Shares.

As a result of the above transactions, the interests of Mr Grover in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential a beneficiary of the Company's Employee Benefit Trusts) has increased to 153,960.

P D Tunnacliffe

Company Secretary

17 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:42 18-Dec-2009
Number	91141-0E57

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 16,409 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,545,284 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,401,521.

18 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:30 18-Dec-2009
Number	91328-D18C

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification:

1. on 17 December 2009 that David Gosnell, a Person Discharging Managerial Responsibilities ("PDMR") had on 17 December 2009 transferred 5,127 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in his own name to his spouse.

2. today that Ian Wright, a PDMR, had sold 1,000 Ordinary Shares on 18 December 2009 at a price per share of £10.51.

As a result of the above transactions, the interests of PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares

D Gosnell	64,260

I Wright	23,207

P D Tunnacliffe

Company Secretary

18 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:20 23-Dec-2009
Number	91019-8AF1

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 22 December 2009 that Paul Walsh, a director, exercised an option on 22 December 2009 over 93,281 ordinary shares of 28 101/108 pence each in the Company
("Ordinary Shares") granted on 11 October 2004 at a price per share of £7.07 under the Company's Senior Executive Share Option Plan.

Mr Walsh subsequently sold 92,281 Ordinary Shares on 22 December, at a price per share of £10.70. Mr Walsh retains the balance of 1,000 Ordinary Shares.

As a result of the above transaction the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 725,308.

P D Tunnacliffe

Company Secretary

23 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Subsidiary Annual Report and Accounts
Released	10:23 23-Dec-2009
Number	91022-F2B0

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.3 OF THE LISTING RULES

Diageo plc announces that in accordance with paragraph 9.6.3 of the Listing Rules, two copies of the audited financial statements for Diageo Capital plc and Diageo Finance plc for the year ended 30 June 2009 have been submitted to the UKLA and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

UK Listing Authority

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

23 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:10 23-Dec-2009
Number	91209-B915

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury  64,067 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,481,217 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,465,588.

23 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:12 30-Dec-2009
Number	91211-9664

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 29 December 2009 that Nick Rose, a director, exercised an option on 29 December 2009 over 243,951 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 19 September 2006 at a price per share of £9.30 under the Company's Senior Executive Share Option Plan.

Mr Rose subsequently sold 241,511 Ordinary Shares on 29 December, at a price per share of £10.8625. Mr Rose retains the balance of 2,440 Ordinary Shares.

As a result of the above transaction the interests of Mr Rose in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 472,766.

P D Tunnacliffe

Company Secretary

30 December 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Treasury Stock
Released	13:12 30-Dec-2009
Number	91311-2160

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury  280,209 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,201,008 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,745,797.

30 December 2009

END